FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Sovern Michael I.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation (formerly named AT&T Comcast Corporation): CMCSA and CMCSK						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) Sotheby's Holdings, Inc. 1334 York Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 20, 2002
(Street) New York NY 10021				5. If Amendment, Date of Original (Month/Day/Year) November 20, 2002			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/18/02		A		744	A	(1)	744	D

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to Purchase Class A Common Stock	$30.24 (1)	11/18/02		A		1,992 (1)		(2)	5/23/2011	Class A Common Stock	1,992 (1)		1,992	D
Option to Purchase Class A Common Stock	$19.20 (1)	11/18/02		A		1,919 (1)		(3)	7/10/2012	Class A Common Stock	1,919 (1)		1,919	D
Option to Purchase Class A Common Stock	$23.76 (1)	11/18/02		A		960 (1)		(4)	9/27/2012	Class A Common Stock	960 (1)		960	D
Option to Purchase Class A Common Stock	$23.68 (1)	11/18/02		A		1,919 (1)		(5)	10/15/2012	Class A Common Stock	1,919 (1)		1,919	D
Option to Purchase Class A Common Stock	$25.0000	11/20/02		A		7,500		5/20/2003	11/20/2012	Class A Common Stock	7,500		7,500	D

Explanation of Responses:

(1)	Shares and options to purchase shares of Issuer common stock were acquired pursuant to the merger of each of Comcast Holdings Corporation (formerly named Comcast Corporation) and Comcast Cable Communications Holdings, Inc. (formerly named AT&T Broadband Corp.) with wholly-owned subsidiaries of the Issuer.
(2)	499 shares are immediately exercisable; 498 shares are exercisable on each of 5/23/2003 and 5/23/2004; and 497 shares are exercisable on 5/23/2005.
(3)	480 shares are exercisable on each of 7/10/2003, 7/10/2004 and 7/10/2005; and 479 shares are exercisable on 7/10/2006.
(4)	240 shares are exercisable on each of 9/27/2003, 9/27/2004, 9/27/2005 and 9/27/2006.
(5)	480 shares are exercisable on each of 10/15/2003, 10/15/2004 and 10/15/2005; and 479 shares are exercisable on 10/15/2006.

/s/ Michael I. Sovern	December 5, 2002

** Signature of Reporting Person	Date
Michael I. Sovern

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.